Exhibit 99.1

Additional Q&A provided in response to additional inquiries

Q: Strategic rationale & business attractiveness are great & well understood, but Monsanto attracts more scrutiny at e.g. social media platforms & NGOs than its peers. Can you elaborate why we think we can change that outside view after the acquisition?

A: We are fully aware that the industry we operate in has been subject to criticism. We acknowledge that there are critical questions when it comes to the future of farming.

We are committed to an open exchange with all stakeholders including skeptical ones. However, it is our strong belief that our heritage of sustainability, transparency and corporate citizenship would make us an excellent owner for Monsanto’s business and would be an important prerequisite to bring both successful businesses forward. At the core of our Bayer values is a company-wide commitment to transparency and open dialogue to help people understand how their food is produced. This is going to continue and is fundamental to our strong relationships throughout the industry.

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Q: What percentage of the herbicide market does Monsanto have and what percentage do we have?

A: We don’t want to comment on particular geographies or business segments or preempt any regulatory discussions. In general the businesses are highly complementary regarding geography and segments.

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Q: What about Monsanto Production sites in Europe?

A: It is premature to speculate on this. However, given the complementarity of the portfolios and geographic focus of both companies, our preliminary analysis has shown that in the US and Germany the major sites are expected to be maintained. All other sites would be subject to a detailed analysis post closing.

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Q: Can you comment on the speculation we will have to sell Glufosinate if the deal goes through?  How do you see it?

A: We don’t want to preempt any regulatory discussions. In general the businesses are highly complementary regarding geography and segments and we are convinced and committed to being able to resolve any potential regulatory concerns. We will evaluate all possible scenarios in preparation for this.

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Q: 3 herbicide-resistant gene technologies would be in Bayer’s hands. how confident are we that anti-trust authorities would accept it?

A: We don’t want to preempt any regulatory discussions. The businesses are highly complementary regarding geography and segments and we are convinced and committed to being able to resolve any potential regulatory concerns. We will evaluate all possible scenarios in preparation for this.

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Q: Glyphosate situation. The disagreement among representatives of EU governments related to Glyphosate (postponed decision Thusday) what could be impact on value of acquisition at the end?

A: Glyphosate is one of the most widely used broad-spectrum herbicides around the globe. Bayer is aware that a controversial debate concerning the assessment of glyphosate health risks has emerged, but all evaluations by regulatory authorities have so far concluded that glyphosate does not pose any unacceptable risk to human health, the environment or non-target animals and plants.

We expect Glyphosate to remain a base herbicide option globally, with an important role especially in corn and soybean weed control strategies. We see further growth potential in emerging markets, driven by a stronger adoption of GM technology. While we recognize ongoing public discussions around Glyphosate, it has a well-established regulatory profile.

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Q: Our People Strategy at Crop Science clearly describes our view on our culture. Do we know if Monsanto has something like that as well? How does that look like?

A: Most generally, we can say that both companies are driven by a strong culture of innovation and science. Given our complementary business segments, geographies, and success-driven cultures, we foresee no impediments to effectively integrating our respective organizations.

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Q: If the acquisition is not approved by Monsanto, would a merger of equals be a possible solution / Joint venture?

A: The proposed transaction comes along with significant value to Monsanto and substantial value creation for Bayer shareholders. While JVs are typically complex in nature, a straight acquisition would allow for efficient organizational structures and fast decision making processes to fully exploit the benefits of this business combination. Further, a fully integrated JV structure would likely trigger significant negative tax consequences.

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Q: Has there been any discussion about what the new company name / branding might be?

A: When we acquire companies they will be run under the Bayer name. Key brand names of Monsanto would be retained.

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Q: Early thoughts on what an integration team would look like and where these resources would come from?  How it would be structured?

A: If a deal is reached with Monsanto, a senior team would be drawn from both businesses to plan for and, after closing, oversee the integration.

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Q: Can you share any workforce consolidation/reduction estimated portion of currently published estimate of total synergies target of 1.5 billion?

A: As far as synergies are concerned, we cannot provide further details at this point in time.

Importantly, this transaction is primarily about growth and investment, rather than cost cutting considerations. This combination would bring together two highly complementary businesses and will provide attractive opportunities for employees of both companies. We have a strong track record of successful transactions in the past. The guiding principle will be our long-standing commitment to deliver secure and attractive workplaces.

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Q: 10 billion humans are projected until 2050. Where will those humans live geographically? What will they be able to spend on high tech farming? What will be their farming need?

In countries, where already enough food is available and fertility rate is low, what is the higher yield in farming used for? Are renewable energy carriers (bio-fuels) and renewable raw materials also a topic or will the surplus in food production be transported around the world?

In regions where population growth and need for more food is high, but income is low, will there be a low-budget farming solution to increase yield?

A: By 2050 the world’s population is expected to grow by an additional 3 billion people. According to the United Nations the main population growth will happen in Asia and Africa.

A significant productivity increase of 60 percent is required to feed the planet. Rising protein intake will further exacerbate the problem. Land available to grow food, however, is expected to decline by around 17 percent per capita during the same period. If we factor in the effects that climate change may have on yields, what emerges is a significant gap between food requirements and production levels. Innovative and integrated solutions are required to close this gap, and this transaction represents the kind of revolutionary approach to agriculture that will be necessary to sustainably feed the world.

Farmers have to make the right choice in the best-performing seed varieties, in the way they operate their farms and the economic use of key input factors such as seeds and traits, fertilizer and crop protection.

For the Agriculture industry this means the need and the opportunity alike to provide a new set of offerings, summarized in what we call the next generation of farming:

•      tailor-made solutions for individual farmers catering to their very complex requirements across different geographies and product categories,

•      the need to have innovation capability at scale to be at the forefront of these developments, and

•      the glue between all product and input elements: a digital farming solution which leverages technology to a maximum for farmers and the environment.

•      the establishment of sustainable business models for small farmers and the improvement of their productivity, know-how and living conditions.

By combining Bayer’s and Monsanto’s commitment to quality and passion for innovation, we would be able to create a highly-integrated product offering and industry-leading R&D for our customers worldwide.

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Q: Have you given any thought to the effect on Bayer’s cotton seed business?  Monsanto has a large business that will probably require a spin off to integrate into Bayer.

A: It is far too early to speculate about the outcome of the regulatory process.

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Q:  As we think about Bayer guidance for this deal to be mid-single digit accretive 1st full year (and double digit post) should we think of this accretion relative to Bayer standalone today or relative to the theoretical EPS post the right issuance?

Put simplistically if Bayer EPS was going to be €1.00 and with 10% dilution on rights issuance the EPS would be c.€0.90 — should we think about the mid single digit accretion relative to €1.00 or relative to €0.90?

A:  We anticipate the deal to be accretive to core EPS by a mid-single-digit percentage in the first full year after closing.  The accretion is meant to be in comparison to Bayer’s stand-alone core EPS figure for the same time period (first full year post-closing), based on the current amount of shares outstanding (827m). The combined core EPS figure is based on the amount of shares outstanding including the shares to be issued via the planned the rights issue.  Please note that the planned rights issue protects existing shareholders’ stakes from economic dilution, irrespective of whether they decide to subscribe to the rights issue or not.

Forward-Looking Statements

This communication may contain forward-looking statements based on current assumptions and forecasts made by Bayer management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in Bayer’s public reports which are available on the

Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Additional Information

This communication relates to a proposed offer by Bayer Aktiengesellschaft or its subsidiaries (“Bayer”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Monsanto Company, a Delaware corporation (“Monsanto”).  This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Monsanto.  No tender offer for the shares of Monsanto has commenced at this time.  At the time a tender offer for the shares of Monsanto is commenced, Bayer will file tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) with the Securities and Exchange Commission (the “SEC”) with respect to the tender offer.  Any definitive tender offer documents will be mailed to the stockholders of Monsanto.  STOCKHOLDERS OF MONSANTO ARE URGED TO READ THE RELEVANT TENDER OFFER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR SHARES.  Stockholders of Monsanto will be able to obtain free copies of these documents (if and when available) and other documents filed by Bayer with the SEC through the website maintained by the SEC at www.sec.gov.